Via EDGAR
November 16, 2009
Mr. Jim B. Rosenberg
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	Cypress Bioscience, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed on April 30, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 0-12943
Ladies and Gentlemen:
     On behalf of Cypress Bioscience, Inc. (“Cypress” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 2, 2009, with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2008, (ii) the Definitive Proxy Statement on Schedule 14A filed on April 30, 2009 and (iii) Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009. As we discussed with Ms. Kei Nakada of the Staff, we appreciate your understanding with respect to timing of our response and and are sending this letter to let you that you can expect our response on Monday November 23, 2009. Please call me with any questions.

Cypress Bioscience, Inc.
/s/ Denise Wheeler
Denise Wheeler
General Counsel
858.768.7102
Cypress Bioscience, Inc. 4350 Executive Drive Suite 325 San Diego, California 92121 p/858-452-2323 f/858-452-1222 www.cypressbio.com